BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.       Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.
900 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.       Date of Material Change

The date of the material change is January 30, 2013

3.       News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:       January 30, 2013

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.       Summary of Material Change

Veris Gold Corp. (the “Company”) announces re-pricing of warrants.

5.       Full Description of Material Change

The Company announces that Whitebox Advisors LLC (“Whitebox”) has exercised its option to amend the exercise price of the Whitebox Warrants (as defined below) from $3.00 (on a post-consolidated basis) to $1.95, subject to the approval of the Toronto Stock Exchange. No other provisions of the Whitebox Warrants will be amended and none of the Whitebox Warrants are held directly or indirectly by insiders of the Company. The amendment to the exercise price of the Whitebox Warrants will be effective as of ten trading days from the date of this release.

Whitebox was issued, on a post-consolidated basis, 1,333,333 common share purchase warrants (the “2nd Tranche Warrants”) pursuant to the July 2012 second tranche private placement of CDN$4,000,000 in unsecured convertible debentures and on a post-consolidated basis, 133,333 common shares of the Company.

Whitebox was also issued, on a post-consolidated basis, 669,568 common share purchase warrants (the “3rd Tranche Warrants”, together with the 2nd Tranche Warrants, the “Whitebox Warrants”) pursuant to Whitebox’s October 2012 exercise of option and placement of CDN$2,00,000 principal amount of additional unsecured convertible debentures and on a post-consolidated basis, 66,956 common shares of the Company. Each Whitebox Warrant entitles the holder thereof to purchase one common share in the capital of the Company. The 2nd Tranche Warrants and 3rd Tranche Warrants will expire in July and October 2015 respectively.

6.       Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.       Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.       Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Shaun Heinrichs/Randy Reichert, Co-CEOs
Bus. Tel:	(604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 31st day of January, 2013.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO